

December 20, 2011

Via Facsimile
Andrew Minkow
Chief Financial Officer, Secretary and Treasurer
Pioneer Power Solutions, Inc.
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, New Jersey 07024

> **Re: Pioneer Power Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 333-155375**

Dear Mr. Minkow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2011

Note 4. Acquisitions, page 6

1. We note that on July 1, 2011 you acquired all of the capital shares of Bemag Transformer Inc. for $9.1 million which included a $2.8 million repayment of Bemag Transformer Inc's debt. We further note that you filed a Form 8-K for this transaction on July 5, 2011 but did not include financial statements or pro forma information pursuant to Items 8-04 and 8-05 of Regulation S-X. Please explain to us how you considered the guidance in

Items 8-04 and 8-05 of Regulation S-X in determining that financial statements and pro forma information for the acquisition was not required.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact or me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief